UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023
Commission File Number: 001-41247

Satellogic Inc.
(Translation of registrant’s name into English)

Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SATELLOGIC INC.

TABLE OF CONTENTS

ITEM

1.	Letter to Shareholders regarding Annual General Meeting of Shareholders

2.	Notice of 2023 Annual General Shareholders’ Meeting to be held on December 20, 2023

3.	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

	By:	/s/ Rick Dunn
		Name:	Rick Dunn
		Title:	Chief Financial Officer

Date: December 4, 2023

Item 1

12/4/2023
Dear Valued Shareholders,

I trust this letter finds you in good health. As we reflect on 2023, I’d like to share the progress and advancements at Satellogic in line with our 1H results and the latest on our strategic alignment to the United States.
Financial Milestones:
The first six months of 2023 saw a 33% increase in revenue year-over-year. This is attributed to the expansion of both our Asset Monitoring and Constellation-as-a-Service businesses, underscored by the successful launch of 12 new satellites, supporting our fleet's capacity and daily revisit rate.

Strategic Realignment and Leadership Excellence:
In response to evolving market dynamics, we have strategically realigned our business in an effort to seize high-value opportunities in the US. With Matt Tirman running the day-to-day and executing on our business strategy as President, supported by recent promotions of U.S.-based executives Caitlin Kontgis and Lorri Kohler, we believe our leadership team is well-positioned to accelerate our mission to democratize access to geospatial data and support our planned expansion into the U.S. market.
Operational Excellence:

Our commitment to operational excellence is evident in the successful deployment of next-generation MarkV satellites, solidifying our position as a leader in sub-meter resolution Earth Observation data collection. These advancements contribute to our overarching vision of remapping the entire planet daily with sub-meter imagery.
Pioneering Steps for US Market Expansion:
We are taking crucial steps to fortify our presence in the U.S. market. Specifically, we are in the process of domiciling in the United States, enhancing our competitiveness as an American company with the goal of providing robust support to the U.S. government and its allies.  In addition, we recently received a license from the National Oceanic & Atmospheric Administration (NOAA), which marks a significant stride toward securing contracts with the abovementioned customers.
Landmark Contracts:
We have taken meaningful steps toward building a diverse book of business across our Asset Monitoring and Space Systems lines of business.
•
Asset Monitoring: With more sub-meter multispectral capacity space than any other commercial constellation, we are pleased that customers such as UZMA and Quant Analytics have chosen to contract with us to unlock the power of Earth Observation data. Quant Analytics, a leading provider of property technology and analytics in the Middle East, chose us to power its real estate platform due to our high frequency revisits over the region and the quality of our low cost 70 cm data to provide high confidence results run on the firm’s algorithms, comparable to that of 30cm commercial imagery. UZMA, a Malaysia conglomerate spanning energy, technology, and space, is leveraging our constellation to provide insights across a range of commercial applications and to support UZMA’s growing business with the Malaysian government. Finally, as part of our U.S. strategy, we have entered into a strategic partnership with a U.S.-based geospatial analytics firm whereby we are providing imagery products and gaining the benefit of access to the U.S. defense and civilian markets.

•
Space Systems: In January 2023, we launched our Space Systems line of business. Governments and large companies supporting defense and intelligence, as well as civilian agencies, are seeking greater access to space, autonomy in capabilities and the economic advantages of building a robust space ecosystem. We have grown our Space Systems sales pipeline and have made important progress closing an initial contract with a strategic space agency in Asia where we are supporting the development of next generation Earth Observation capabilities that we believe positions us well for high value follow on work in FY24. Further, we recently announced our strategic partnership and contractual relationship with Tata Advanced Systems Limited (TASL), India’s leading provider of defense and intelligence technology and services. Under the TASL contract, we will support TASL’s development of space and Earth Observation capabilities for Indian government customers spanning defense, intelligence, and civilian applications. Together, we believe Satellogic and TASL are well positioned in FY24 and beyond to capture the growing demand from the Indian government to utilize commercial imagery and space capabilities.

Financial Resilience and Future Outlook:
While our rate of growth in commercial revenue has been slower than anticipated, we’ve implemented proactive cost and spending control measures to conserve cash. In addition, as previously disclosed, we are continuing to evaluate a range of strategic alternatives, including actively exploring strategic financing options to support our business model. We believe that our fiscal discipline, coupled with our pivot to the U.S. and an unwavering commitment to quality and innovation, will position us to achieve sustained success. Looking ahead to 2024, we anticipate continued revenue growth, driven by a growing Space Systems pipeline and increased demand for our high resolution imagery.

Moving Forward:

As we navigate this dynamic landscape, Satellogic remains resolute in our commitment to delivering exceptional high-resolution Earth Observation data to our government partners and to the wider commercial market. Our vision to remap the earth daily with sub-meter imagery aligns with the expanding demand for reliable and cost-effective geospatial solutions.
Thank you for your unwavering support as we continue to push the boundaries of what's possible in the space industry.

Emiliano Kargieman
Chief Executive Officer

Item 2

NOTICE OF 2023 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Satellogic Inc. (the “Company”) are invited to the 2023 Annual General Shareholders’ Meeting to be held on December 20, 2023, at 10:30 a.m. (EST local time) at 210 Delburg Street, Davidson, NC 28036, USA and virtually at www.virtualshareholdermeeting.com/SATL2023, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:
AGENDA

1.	Welcome remarks from Emiliano Kargieman, the Company’s Chief Executive Officer.

2.
Election of the following persons as Class II Directors of the Board of Directors, to hold office until the time of the election of directors at the Company's annual general meeting of shareholders to be held in 2026. (Proposal 1)

a.	Howard W. Lutnick

b.	Miguel Gutiérrez

3.	Ratification of the appointment of Ernst & Young LLP, as the Company’s independent auditors for the fiscal year ended December 31, 2023. (Proposal 2)

Each of Messrs. Lutnick and Gutiérrez currently serve as Class II Directors on the board of directors of the Company and are standing for re-election.  The biographies of Mr. Lutnick and Gutiérrez are enclosed.
NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING
Note 1: The Board of Directors has fixed the close of business on November 9, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 10:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.
Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.
If you wish to appoint each of Rick Dunn and Matthew Brannen, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 11:59 p.m. (EST) on December 19, 2023. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.
Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time from December 5, 2023 to December 19, 2023 inclusive; and at the Company’s offices at 210 Delburg Street, Davidson, NC 28036, USA, Attention: Rick Dunn (email: rick.dunn@satellogic.com), on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from December 5, 2023 to December 19, 2023 inclusive.
Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.
Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy only the vote of the senior holder who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders with seniority being determined by the order in which the names of the holders stand in the register of members of the Company.
Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Satellogic, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:
•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.
To register, visit www.proxyvote.com and select “Delivery Settings”.

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Satellogic shares.

By order of the Board

/s/ Emiliano Kargieman
Emiliano Kargieman
Chief Executive Officer
Dated: December 4, 2023

BIOGRAPHIES OF PROPOSED CLASS II DIRECTORS

HOWARD W. LUTNICK

Howard W. Lutnick is the Chairman, President and Chief Executive Officer of Cantor Fitzgerald, L.P. Mr. Lutnick joined Cantor in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor. Mr. Lutnick is also the Chairman of the Board of Directors of BGC Group and its Chief Executive Officer, positions in which he has served from June 1999 to the present. In addition, Mr. Lutnick has served as Chairman of Newmark Group, Inc. since 2016. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Acquisition Corp. V from April 2020 until consummation of the Merger and has served as a director of Satellogic since January 2022. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp., from October 2015 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, CF Finance Acquisition Corp. II, from September 2019 until consummation of its business combination with View, Inc. in March 2021, and CF Finance Acquisition Corp. III, from March 2016 until consummation of its business combination with AEye, Inc. in August 2021, CF Acquisition Corp. VI, from April 2020 until consummation of its business combination with Rumble in September 2022. Mr. Lutnick also serves as the Chairman and Chief Executive Officer of CF Acquisition Corp. IV since January 2020, CF Acquisition Corp. VII since July 2020 and CF Acquisition Corp. VIII since July 2020.

Mr. Lutnick is a member of the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11th Memorial & Museum, the Board of Directors of the Partnership for New York City, and the Board of Overseers of The Hoover Institution. In addition, Mr. Lutnick has served as Chairman and Chief Executive Officer of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) since February 2017

MIGUEL GUTIÉRREZ

Miguel Gutiérrez is a Partner and Head of Private Markets at The Rohatyn Group (TRG), overseeing the firm’s private equity, private credit and infrastructure strategies. He is a member of TRG’s Executive Committee and is based in Montevideo.
Mr. Gutiérrez has over 30 years of experience in international financial markets, with the majority of this time dedicated to emerging markets. Prior to joining TRG in October 2004, Mr. Gutiérrez served as the Chairman and CEO of the Telefónica Group in Argentina and Chairman of Grupo Concesionario del Oeste S.A. He also served as the non-executive Chairman of YPF S.A. from April 2016 to December 2019. Earlier in his career, Mr. Gutiérrez held numerous senior positions at J.P. Morgan over 21 years, most recently as the Head of Global Emerging Markets Sales, Trading, and Research and prior to that as the Head of Latin America Emerging Markets. Under Mr. Gutiérrez's direction, J.P. Morgan established and cemented its leadership position in emerging markets sales, trading, and research. At the beginning of his time with J.P. Morgan, Mr. Gutiérrez held various senior positions, including Head of European Interest Rate Management and Treasury Manager in both Madrid and Buenos Aires.
Mr. Gutiérrez holds an Advanced Management Program — AMP degree from IAE — Universidad Austral in Argentina.
Pursuant to a written agreement, so long as Hannover holds at least 4% of Satellogic’s outstanding Class A ordinary shares, Hannover shall have the right to nominate a person of its choice, reasonably acceptable to Hannover, to serve on the Board as a director, subject to compliance with the independence requirements of Rule 5605 of the Nasdaq rules; provided that such director nominee agrees to be bound by such confidentiality, insider trading and other policies applicable to Satellogic directors as adopted by the Board. Hannover nominated Mr. Gutiérrez as its director nominee and on April 28, 2022, the Board elected Mr. Gutiérrez to the Board.

Item 3

SCAN TO VIEW MATERIALS & VOTE SATELLOGIC INC. KINGSTON CHAMBERS P.O. BOX 173, ROAD TOWN TORTOLA, BRITISH VIRGIN ISLANDS VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 19, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/SATL2023 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 19, 2023. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V26588-P01174 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY SATELLOGIC INC. The Board of Directors recommends you vote FOR the following: 1. Election of the following persons as Class II Directors of the Board of Directors, to hold office until the time of the election of directors at the Company's annual meeting of shareholders to be held in 2026. Nominees: 1a. Howard W. Lutnick 1b. Miguel Gutiérrez For Against Abstain £ £ £ £ £ £ The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 2. Ratification of the appointment of Ernst & Young LLP, as the Company's independent auditors for the fiscal year ended December 31, 2023. £ £ £ NOTE: Such other business as may properly come before the meeting or any adjournment thereof.  Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

SATELLOGIC INC. Annual Meeting of Shareholders December 20, 2023 10:30 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Rick Dunn and Matthew Brannen, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of SATELLOGIC INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:30 AM, Eastern Time on December 20, 2023, at 210 Delburg Street, Davidson, NC 28036, and virtually at www.virtualshareholdermeeting.com/SATL2023, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side